Exhibit 99.68

PROTECH HOME MEDICAL COMMENTS ON CMS DECISION TO CANCEL 2021 COMPETITIVE BIDDING PROGRAM FOR 13 PRODUCT CATEGORIES

CANCELLATION OF 2021 BIDDING PROGRAM PROVIDES CLEAR MARGIN OUTLOOK ACROSS PRODUCT MIX, ENSURES PATIENT BASE STABILITY, AND PROVIDES GREATER LEVEL OF PATIENT CARE

Cincinnati, Ohio – October 28, 2020 – Protech Home Medical Corp. (the “Company” or “Protech”) (TSXV: PTQ) (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to comment on the decision made by the Centers for Medicare and Medicaid Services (CMS), wherein the CMS has not awarded contracts for any of the product categories that would have affected Protech’s revenue because the expected payment amounts did not achieve expected savings for the Competitive Bidding Program (CBP) that was expected to begin on January 1, 2021.

Protech believes that in light of the COVID-19 pandemic, the decision made by the CMS was appropriate and proper given these unprecedented times. The decision will help to ensure that there are no unnecessary barriers to the quality of care for patients, such as access to home respiratory products, other needed supplies, and durable medical equipment. The Company believes that continuing the CBP program at this time could have had a negative impact on patient care that is centered around quality of service. It is evident that home-based care for the growing population of elderly Americans is crucial, and reducing the burden on hospitals, nursing homes, and other senior living facilities, will be imperative going forward. To that end, Protech is prepared and ready to respond to an acceleration of the pandemic, and like other industry participants, will continue to be focused on building capacity in the coming months, rather than preparing to cut capacity, and this CMS decision eliminates that threat.

The Company believes that the decision by CMS to not award competitive bidding contracts for any of the 13 product categories for Round 2021 was also predicated on the fact that the previously compet-ed payment amounts did not achieve the expected savings. Accordingly, the Company believes that reimbursement rates have likely neared a floor and there is no Medicare reimbursement rate cut risks for the foreseeable future. This is extremely bullish for Protech’s current business as it provides the Company with a significantly clearer outlook on the margin for its product mix, such as PAP machines, nebulizers, oxygen systems, wheelchairs, hospital beds, and seat lifts, alongside non-invasive ventila-tors (NIV), which had been removed previously. Moreover, this assists the Company in maintaining a stable patient base, with accelerating growth as the Company continues to build market share. Protech has played a vital role in hospital discharges, serving vulnerable patients and the Company is delighted that CMS recognizes the importance of the role HME providers play.

“This is truly a historic moment for our company and industry, and we couldn’t be more pleased with the CMS decision to cancel the 2021 Competitive Bidding Program, as this will have the likely result of substantially bolstering patient access to home-based care treatment,” commented Greg Crawford, CEO and Chairman of Protech. “As the COVID-19 pandemic continues, we must continue to build our capacity as an industry to provide the upmost level of care to the growing number of patients that require home-based healthcare solutions. Home-based care is the most effective way to reduce both short- and long-term stays in hospitals, and we are delighted the CMS has recognized that now is not the right time to implement the Competitive Bidding Program. This is an extraordinary tailwind for our business, and with our first-rate infrastructure, pristine balance sheet, operating momentum, and organizational continuity, we are ready to capitalize on this opportunity and aggressively grow our market share.”

Protech provides home delivery and efficient online set-up of equipment for, primarily, chronic conditions. The Company operates out of 48 locations in 10 states with over 17,000 referring physicians and approximately 110,000 current active patients.

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including the anticipated impact of the CMS decision to cancel the 2021 Competitive Bidding Program, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford
Chief Executive Officer
Protech Home Medical Corp.
859-300-6455
investorinfo@myphm.com